March 10, 2009
VIA EDGAR
Mr. Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Re:	JDA Software Group, Inc. Response to your letter dated February 24, 2009 concerning Definitive Proxy Statement on Schedule 14A filed April 11, 2008, File No. 000-27876
Dear Mr. Kronforst:
     We have received your letter dated February 24, 2009 regarding your additional comments in connection with our response letter dated February 2, 2009 and the above-referenced filing. Below is our written response to your comment.
Definitive Proxy Statement Filed April 11, 2008
Comment 1. — Executive Compensation, Compensation Elements in 2007, page 20. We have reviewed your responses to prior comment numbers 1 and 2. We do not believe that the revised tabular disclosure set forth in your response conforms to the disclosure requirements of Item 402(d) of Regulation S-K. The tabular disclosure you have included on page 2 of your response for your cash incentive plan omits columns (c) and (e) of the table. See Item 402(d)(2)(iii) of Regulation S-K. In addition, the table includes three columns (“Actual Awards Paid in 2007,” “Actual Awards Paid in 2008,” and “Total Actual Awards Paid”) that are not contemplated by Item 402(d). Similarly, the tabular disclosure on page 4 for your equity incentive plan appears to omit column (f), and includes a column (“Actual Awards”) not contemplated by Item 402(d). See Item 402(d)(2)(iv) of Regulation S-K. Please Advise.
     We have revised our tabular disclosure to conform to the disclosure requirements of Item 402(d) of Regulation S-K, as well as providing footnote disclosures to further explain columns (c) and (e). Please see Exhibit A attached hereto. We will conform our future tabular disclosures to Exhibit A in all future filings with the SEC.

Mr. Mark Kronforst

March 10, 2009
     Please feel free to contact me at telephone: (480) 308-3421, Michael Bridge, Senior Vice President and General Counsel, at telephone: (480) 308-3460, or Paul Hurdlow at DLA Piper US LLP, JDA’s outside counsel, at telephone: (512) 457-7020 should you have any further questions or comments.

Sincerely, Kristen L. Magnuson Executive Vice President and Chief Financial Officer

GRANTS OF PLAN-BASED AWARDS

									All Other
								All Other	Option Awards:
								Stock Awards:	Number of
		Estimated Future Payouts Under			Estimated Future Payouts Under			Number of	Securities	Exercise or	Grant Date Fair
		Non-Equity Incentive Plan Awards			Equity Incentive Plan Awards			Shares of	Underlying	Base Price of	Value of Stock
	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	Stock or Units	Options	Option Awards	and Option Awards
Name	Date	($)	($)	($)	(#)	(#)	(#)	(#)	(#)	($/Sh)	($)
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Hamish N. Brewer	3/13/07	$0	$350,000		0	65,905	82,381				$955,640
	5/14/07				0	8,721	10,901				153,384

					0	74,626	93,283				$1,109,024
Kristen L. Magnuson	3/13/07	0	225,000		0	32,953	41,191				$477,835
	5/14/07				0	4,360	5,450				76,674

					0	37,313	46,641				$554,509
Christopher J. Koziol	3/13/07	0	275,000		0	46,134	57,668				$668,963
	5/14/07				0	6,104	7,630				107,347

					0	52,238	65,298				$776,310
Philip Boland	3/13/07	0	250,000		0	19,772	24,715				$286,707
	5/14/07				0	2,616	3,270				46,001

					0	22,388	27,985				$332,708
Laurent F. Ferrere II	7/20/07	0	250,000		0	15,000	18,750				$306,544
	7/9/07							20,000			$394,800

(1)	Executive officers receive no cash bonus if the Company’s actual 2007 EBITDA performance is less than or equal to the minimum 2007 EBITDA performance threshold of $70,000,000. However, if the actual 2007 EBITDA performance is greater than $70,000,000 but less than $75,000,000, the executive officers receive 10% of the targeted cash bonus for every one million dollars of EBITDA achieved in excess of $70,000,000 threshold, pro-rated to the actual EBITDA achieved; if the actual 2007 EBITDA performance is $75,000,000, executive officers receive 50% of the targeted cash bonus; and if the actual 2007 EBITDA performance is greater than $75,000,000 but less than $85,000,000, the executive officers receive 50% of the targeted cash bonus plus 5% of the targeted cash bonus for every one million dollars of EBITDA achieved in excess of $75,000,000, pro-rated to the actual EBITDA achieved.

(2)	Executive officers receive 100% of their targeted cash bonus if the Company’s actual 2007 EBITDA performance is equal to the 2007 targeted EBITDA performance threshold of $85,000,000.

(3)	Executive officers have an unlimited cash bonus potential if the Company’s actual 2007 EBITDA performance exceeds the 2007 targeted EBITDA performance threshold of $85,000,000. Under the terms of the 2007 Cash Incentive Bonus Plan, if the Company exceeds the 2007 targeted EBITDA performance threshold, the executive officers will receive 100% of their targeted cash bonus plus 5% of the targeted cash bonus for every one million dollars of EBITDA achieved in excess of the $85,000,000, pro rated to the actual EBITDA dollar amount. The Company achieved 99.8% of the $85,000,000 EBITDA performance threshold for 2007. The Company applied the bonus calculation formulas under the 2007 Cash Incentive Bonus Plan which resulted in the executive officers earning 98.5% of the target cash bonus as follows:
EXHIBIT A

GRANTS OF PLAN-BASED AWARDS

	Actual Cash Bonus Awards Earned for 2007
	Paid in 2007	Paid in 2008	Total Award

Hamish N. Brewer	218,750	126,000	344,750
Kristen L. Magnuson	140,625	81,000	221,625
Christopher J. Koziol	171,875	99,000	270,875
Philip Boland	161,200	90,000	251,200
Laurent F. Ferrere II	62,500	90,000	152,500

(4)	The Compensation Committee of the Board of Directors approved targeted awards of contingently issuable restricted stock units (“RSU Awards”) to the executive officers on the dates listed in the table. The RSU Awards were designed to incent the management team if the Company was able to successfully integrate the acquisition of Manugistics Group, Inc. and achieve a 2007 EBITDA performance threshold of $70,000,000. None of the RSU Awards will be earned or vest if the Company’s actual 2007 EBITDA performance is less than or equal to the minimum 2007 EBITDA threshold of $70,000,000. However, if the actual 2007 EBITDA performance is greater than $70,0000,000 but less than $75,000,000 or greater than $75,000,000 but less than $85,000,000, the exective officers will receive a pro-rated RSU Awards calculated as follows:
$70,000,000 ≤ $75,000,000	(0.5 * RSU Award) * (1-((75,000,000 - 2007 Actual EBITDA performance)/5,000,000)

$75,000,000 ≤ $85,000,000	(0.5 * RSU Award) + ((0.5 * RSU Award) * (1- ((85,000,000 - 2007 Actual EBITDA performance)/10,000,000)))

These RSU Awards vest 50% upon determination of the actual 2007 EBITDA performance (January 28, 2008) with the remaining 50% vesting ratably over the subsequent 24-month period.

(5)	Executive officers receive 100% of the RSU Awards if the Company’s actual 2007 EBITDA performance is equal to the 2007 targeted EBITDA performance threshold of $85,000,000. The RSU Awards vest 50% upon determination of the actual 2007 EBITDA performance (January 28, 2008) with the remaining 50% vesting ratably over the subsequent 24-month period.

(6)	Executive officers will receive up to 125% of the RSU Awards if the Company’s Actual 2007 EBITDA Performance exceeds the 2007 targeted EBITDA performance threshold of $85,000,000. Under the terms of the RSU Awards, if the Company exceeds the 2007 targeted EBITDA performance threshold, the executive officers will receive 100% of the targeted RSU Awards plus an additional 2.5% of their targeted RSU Award for every $1,000,000 in actual EBITDA achieved in excess of $85,000,000 up to a maximum of $95,000,000. The Company achieved 99.8% of the $85,000,000 EBITDA performance threshold for 2007. The Company applied the calculation formulas under the RSU Awards which resulted in the executive officers earning 99.25% of their targeted RSU Awards as follows:.

Actual
RSU Awards
Earned for 2007

Hamish N. Brewer	74,066
Kristen L. Magnuson	37,033
Christopher J. Koziol	51,846
Philip Boland	22,220
Laurent F. Ferrere II	14,888

(7)	Mr. Ferrere was granted 20,000 shares of restricted stock upon commencement of his employment on July 9, 2007. The restricted stock will vest 25% on the first anniversary of Mr. Ferrere’s employment and the remaining 75% will vest ratably thereafter over 36 months.
EXHIBIT A